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03054247

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UNITED ST[illegible]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING SECTION
RECEIVED
APR 23 2003
WASH, D.C.
155


# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-17918 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mid-Ohio Securities Corp

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 Lake Avenue
(No. and Street)

| Elyria | Ohio | 44035 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Desich (440) 323-5491
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

| 900 East Broad Street, Suite A | Elyria | Ohio | 44035 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

## OATH OR AFFIRMATION

I, Richard Desich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Ohio Securities Corporation, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


NOTARIAL SEAL
STATE OF OHIO

GAIL PRIBANIC, Notary Public
State of Ohio
My Commission Expires 5-28-2006

Notary Public

Richard Desich
Signature

RICHARD DESICH, PRESIDENT
Title

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MID-OHIO SECURITIES CORP.

## FORM X-17A-5
## PART III

## DECEMBER 31, 2002

RADACHI AND COMPANY
*Certified Public Accountants and Business Consultants*

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

**MID-OHIO SECURITIES CORP.**

TABLE OF CONTENTS

December 31, 2002

---

**RADACHI AND COMPANY**
*Certified Public Accountants and Business Consultants*

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

We have audited the accompanying statement of financial condition of Mid-Ohio Securities Corp. (a corporation) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Ohio Securities Corp. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 17 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 17, 2003

# MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| ASSETS | | | |
| Cash | $ 191,170 | | $ 191,170 |
| Cash segregated under federal and other regulations (Note 11) | 166,926,108 | | 166,926,108 |
| Receivables from brokers and dealers | 16,706 | | 16,706 |
| Receivables from customers | | $ 300,568 | 300,568 |
| Receivables - other | | 1,071 | 1,071 |
| Receivables from clearing organization (Note 2) | 135,098 | | 135,098 |
| Securities owned, at market value: (Note 1) | | | |
| Stocks, bonds, and warrants | 1,229,182 | | 1,229,182 |
| Securities owned not readily marketable, at fair value (Note 1) | | 23,200 | 23,200 |
| Property and equipment, at cost (net of accumulated depreciation and amortization of $380,159) (Note 1) | 398,128 | 427,062 | 825,190 |
| Other assets: | | | |
| Prepaid federal income tax | | 53,725 | 53,725 |
| Investment in subsidiary (Note 9) | | 5,000 | 5,000 |
| Miscellaneous | | 74,755 | 74,755 |
| Total assets | $ 168,896,392 | $ 885,381 | $ 169,781,773 |

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

# MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

| | A. I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | |
| LIABILITIES: | | | |
| Accounts payable | $ 90,502 | | $ 90,502 |
| Accounts payable segregated under federal and other regulations (Note 11) | | $ 166,926,108 | 166,926,108 |
| Payable to brokers or dealers and clearing organizations | | 25,159 | 25,159 |
| Accrued expenses | 243,732 | | 243,732 |
| Notes payable: (Note 3) | | | |
| Secured | 398,128 | 3,671 | 401,799 |
| Total liabilities | 732,362 | 166,954,938 | 167,687,300 |
| STOCKHOLDERS' EQUITY: | | | |
| Common stock, stated value $5 per share; Authorized 500 shares, Issued and outstanding 128 shares | | | 640 |
| Additional paid-in capital | | | 55,673 |
| Retained earnings | | | 2,038,160 |
| Total stockholders' equity | -0- | -0- | 2,094,473 |
| | $ 732,362 | $ 166,954,938 | $ 169,781,773 |

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

## MID-OHIO SECURITIES CORP.

### STATEMENT OF INCOME

### Year Ended December 31, 2002

| | | |
|---|---|---|
| REVENUE: | | |
| Commissions: | | |
| Commissions on transactions in listed equity securities executed on an exchange | $ 55,799 | |
| Commissions on transactions in exchange listed equity securities executed over-the-counter | 100,332 | |
| Commissions on listed option transactions | 3,594 | |
| Total securities commisions | | $ 159,725 |
| Gains or losses on firm securities trading accounts: | | |
| From all other trading | | 8,044 |
| Gains or losses on firm securities investment accounts: | | |
| Includes realized gains/(losses) | 271,043 | |
| Includes unrealized gains/(losses) | (294,305) | (23,262) |
| Fees for account supervision, investment advisory, and administrative services | 5,212,894 | |
| Other revenue related to securities business | 202,769 | |
| Other revenue | 351,943 | 5,767,606 |
| Total revenue | | $ 5,912,113 |

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

## MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2002

| | | |
|---|---|---|
| REVENUE (from previous page): | | $ 5,912,113 |
| EXPENSES: | | |
| Clerical and administrative salaries | $ 1,015,203 | |
| Compensation of voting stockholders/officers | 305,044 | |
| Employee and representatives' benefits and taxes | 194,700 | |
| Commissions and clearance paid to all other brokers | 153,526 | |
| Administrative services | 624,474 | |
| Communications | 37,915 | |
| Depreciation and amortization | 165,255 | |
| Interest | 33,204 | |
| Occupancy | 99,732 | |
| Promotional | 128,434 | |
| Regulatory fees | 37,435 | |
| Retirement plan | 49,984 | |
| Other | 2,432,059 | 5,276,965 |
| NET INCOME BEFORE INCOME TAXES | | 635,148 |
| PROVISION FOR INCOME TAXES (Note 10): | | 221,875 |
| NET INCOME | | $ 413,273 |

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

# MID-OHIO SECURITIES CORP.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2002

| | | |
|---|---|---|
| BALANCE - Beginning of year | $ | 1,681,200 |
| ADDITION - Net income | | 413,273 |
| BALANCE - End of year | $ | 2,094,473 |

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

# MID-OHIO SECURITIES CORP.

## STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 413,273 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Amortization | 1,944 |
| Depreciation | 163,310 |
| Loss on disposal of fixed assets | 13,691 |
| (Increase) decrease in: | |
| Receivables from brokers and dealers | 1,353 |
| Receivables from customers | (111,122) |
| Receivables - other | 174,360 |
| Securities and spot commodities | 641,129 |
| Other assets | (67,751) |
| Increase (decrease) in: | |
| Secured notes payable | (113,204) |
| Accounts payable | 67,068 |
| Accrued expenses | (17,280) |
| Payables to brokers or dealers | (709,791) |
| Net cash provided by operating activities | 456,980 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of customer lists | (50,000) |
| Purchase of fixed assets | (275,586) |
| Net cash used in investing activities | (325,586) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Repayment of long-term debt | (17,461) |
| Repayment of capital lease obligations | (8,257) |
| Net cash used in financing activities | (25,718) |

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

# MID-OHIO SECURITIES CORP.

## STATEMENT OF CASH FLOWS

### Year Ended December 31, 2002

| | |
|---|---|
| INCREASE IN CASH | $ 105,676 |
| CASH - Beginning of year | 85,494 |
| CASH - End of year | $ 191,170 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

| | |
|---|---|
| Cash paid during the year for interest | $ 33,204 |
| Cash paid during the year for income taxes | $ 402,048 |

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

# MID-OHIO SECURITIES CORP.

## NOTES TO FINANCIAL STATEMENTS

December 31, 2002

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis.

B. Securities:

Securities owned are valued at market value and securities owned not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

C. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

D. Property and Equipment:

Property and equipment are stated at cost and are depreciated using the straight-line and modified accelerated cost recovery methods over the estimated useful lives of the various assets. Capital improvements are stated at cost and are amortized over the economic useful life of the improvement.

Maintenance, repairs, and minor renewals are charged against earnings when incurred. Additions and major renewals are capitalized.

Property and equipment are summarized as follows:

| | |
|---|---|
| Land and building | $ 653,834 |
| Furniture and fixtures | 103,300 |
| Computer equipment | 290,188 |
| Capital improvements | 17,009 |
| Equipment held under capital lease | 91,018 |
| Customer lists | 50,000 |
| | 1,205,349 |
| Less: Accumulated depreciation and amortization | 380,159 |
| | $ 825,190 |

See Independent Auditors' Report.

# MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

Note 1. Summary of Significant Accounting Policies (Continued):

E. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

F. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

G. Concentration of Credit Risk for Cash held at Banks and Brokerage Firm:

The Company maintains cash balances at several banks and with one brokerage firm. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The brokerage account contains cash that is protected up to $100,000 by the Securities Investor Protection Corporation.

Note 2. Receivable from Clearing Organization:

| | |
|---|---|
| An inventory loan receivable in the amount of $135,098 is due from Dain Correspondent Services, a division of Dain Rauscher Incorporated, a broker clearing house. | $135,098 |

See Independent Auditors' Report.

## MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

Note 3. Notes Payable:

Notes payable and capital lease obligations, secured at December 31, 2002, consist of:

| | |
|---|---|
| The Company entered into a capitalized lease agreement with American Financial Resources, Inc. in the amount of $1,744 with interest at 1.27%, due in monthly installments of $219 including interest, until September, 2003, secured by equipment. | $ 1,744 |
| The Company has entered into a capitalized lease agreement in the amount of $1,927 with Meritech Blue, Inc. with interest at 31.43% due in monthly installments of $116 including interest, until November, 2004, that is secured by office equipment. The interest rate reflects a discounted purchase price. | 1,927 |
| A note payable in the amount of $351,415 is due to FirstMerit Bank. The note is being paid in equal monthly installments of $3,211, including interest at a rate of 2% over the prime index. This note matures in July, 2018, and is secured by the building of the Company. | 351,415 |
| A note payable in the amount of $46,713 is due to FirstMerit Bank. The note is being paid in monthly installments of $873, plus interest at a rate of 8.5%. This note matures in July, 2008, and is secured by the building of the Company. | 46,713 |
| | $401,799 |

Minimum future lease payments under capital leases as of December 31, 2002 for each of the next five years and in the aggregate are:

| | Amount |
|---|---|
| Year Ended: | |
| December 31, 2003 | $ 3,148 |
| December 31, 2004 | 1,163 |
| Total minimum payments | 4,311 |
| Less: Amount representing interest | 640 |
| Present value of net minimum lease payments | $ 3,671 |

Note 3. Notes Payable (Continued):

Maturities of long-term debt are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2003 | $ 19,486 |
| 2004 | 21,073 |
| 2005 | 22,790 |
| 2006 | 24,648 |
| 2007 | 26,657 |
| Thereafter | 283,474 |
| | $ 398,128 |

Note 4. Defined Contribution Plan:

The Company sponsors a defined contribution pension 401(k) plan covering all employees meeting certain plan requirements.

Pension expense for year ended December 31, 2002 was $49,984.

Note 5. Leasing Arrangements:

The Company leases office equipment under three separate operating lease agreements. Each lease agreement is a five-year operating agreement that expires in January, 2003, May, 2005, and July, 2007. Each agreement requires monthly payments of $194, $409, and $218, respectively. Under terms of all three leases, the Company is responsible for certain maintenance and repairs, insurance, operating costs, and property taxes. Office equipment lease expense for the year ended December 31, 2002, was $11,235.

Future minimum lease payments consist of:

| Year Ended December 31, | Amount |
|---|---|
| 2003 | $ 7,718 |
| 2004 | 7,524 |
| 2005 | 4,661 |
| 2006 | 2,616 |
| 2007 | 1,526 |
| | $ 24,045 |

# MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

Note 6. Net Capital Requirement:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of approximately $1,085,393 and $250,000, respectively. The Company's net capital ratio was 4.34 to 1.

Note 7. Custodian Accounts:

A custodial relationship exists between Mid-Ohio Securities Corp. and customers for which it maintains Individual Retirement Accounts. The Company collects an annual fee from each customer for such services.

Note 8. Report Disclosure:

Part III of the Mid-Ohio Securities Corp. Focus Report (Form X-17A-5) dated December 31, 2002, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Elyria, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 9. Investment:

The Company has an investment in a wholly-owned subsidiary, Mid-Ohio Capital Investment Services, Inc. which is carried at cost. These financial statements reflect only the activity of Mid-Ohio Securities Corp. and do not reflect any intercompany eliminations.

Note 10. Provision for Income Taxes:

Current provision for income taxes in the amount of $221,875 reflects timing differences between financial statement and income tax reporting mainly due to the recognition of unrealized gains or losses on marketable securities for financial statement purposes.

Note 11. Cash and Accounts Payable Segregated Under Federal and other Regulations:

These accounts represent customer investments segregated under federal and other regulatory agencies' rules.

The Company is awaiting a notice of resolution from the Securities and Exchange Commission ("SEC") regarding Mid-Ohio Securities' designation of customer IRA contributions to an escrow account as a "Special Reserve Bank Account for the Exclusive Benefit of Customers". This entitles such funds to be excluded from the calculation of aggregate indebtedness and net capital and the compliance with Rules 15C3-1 and 15C3-3, resulting in the satisfactory resolution of an alleged violation of certain broker-dealer asset classification and capital requirement regulations. The Company has indicated their willingness to resolve this matter and accept a settlement proposal estimated at $25,000.

# SUPPLEMENTARY INFORMATION

# MID-OHIO SECURITIES CORP.

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

NET CAPITAL

| | | |
|---|---|---|
| Total Stockholders' Equity | $ 2,094,473 | |
| Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | -0- | |
| B. Deferred federal income taxes | -0- | |
| Total capital and allowable subordinated liabilities | | $ 2,094,473 |
| Deductions and/or Charges: | | |
| Non-allowable assets: | | |
| Receivables from customers | 300,568 | |
| Securities owned readily marketable | 23,200 | |
| Property and equipment | 427,062 | |
| Other assets | 134,551 | 885,381 |
| Net Capital before Haircuts on Securities Positions | | 1,209,092 |
| Haircuts on Securities (computed, where applicable, pursuant to 15c3-1 (f)): | | |
| A. Trading and investment securities: | | |
| State and municipal government obligations | 158 | |
| Stocks and warrants | 115,035 | |
| Other securities | 8,506 | |
| B. Undue concentration | -0- | 123,699 |
| Net Capital | | $ 1,085,393 |

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2002)

| | | |
|---|---|---|
| Net capital, as reported in Company Part II unaudited FOCUS report | | $ 1,341,313 |
| Increase in assets | $ 128,216 | |
| Increase in liabilities | (302,633) | |
| Increase in non-allowable assets | (81,503) | (255,920) |
| Net capital per above | | $ 1,085,393 |

# MID-OHIO SECURITIES CORP.

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 48,849 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 250,000 |
| Net capital requirement | $ 250,000 |
| Excess net capital | $ 835,393 |
| Excess net capital at 1500% | $ 1,036,544 |
| Excess net capital at 1000% | $ 1,012,157 |
| Ratio: Aggregate indebtedness to net capital | .67 to 1 |

### AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable | $ 90,502 |
| Accrued expenses | 243,732 |
| Deferred federal income tax | -0- |
| Notes payable | 398,128 |
| Total aggregate indebtedness | $ 732,362 |
| Percentage of aggregate indebtedness to net capital | 67% |
| Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d) | -0-% |

See Independent Auditors' Report.

# MID-OHIO SECURITIES CORP.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

| | |
|---|---|
| **CREDIT BALANCES** | |
| Free credit balances and other credit balances in customers' security accounts | $ 166,925,794 |
| Total credit items | -0- |
| **DEBIT BALANCES** | |
| Total debit items | -0- |
| **RESERVE COMPUTATION** | |
| Excess of total debits over total credits | $ -0- |
| Amount held on deposit in "Reserve Bank Account" | $ 166,926,108 |
| Amount on deposit including value of qualified securities | -0- |
| New amount in Reserve Bank Accounts after adding deposit including value of qualified securities | $ 166,926,108 |

**The reserve computation is made on a weekly basis.**

RECONCILIATION with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2002)

| | |
|---|---|
| Reserve computation, as reported in Company Part II unaudited FOCUS report | $ 166,926,108 |
| Interest earned | -0- |
| Reserve bank accounts balance per above | $ 166,926,108 |
| Excess as reported in Company's Part II FOCUS Report | $ -0- |
| Excess per this computation | $ -0- |

See Independent Auditors' Report.

## MID-OHIO SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

| | |
|---|---|
| 1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3. | $ -0- |
| A. Number of items | -0- |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, exluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | $ -0- |
| A. Number of items | -0- |

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customer's fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

See Independent Auditors' Report.

**RADACHI AND COMPANY**
*Certified Public Accountants and Business Consultants*

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

In planning and performing our audit of the financial statements of Mid-Ohio Securities Corp. (a corporation) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mid-Ohio Securities Corp. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making (1) the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs in internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



February 17, 2003